FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

30 October 2015

Sale of Remainder of Citizens Financial Group Inc. Stake

The Royal Bank of Scotland Group plc ("RBS") today announces it has sold all of its remaining shareholding in Citizens Financial Group Inc. ("CFG" or "Citizens") in an underwritten public follow-on offering ("the Offering").

The Offering is approximately 110 million shares of Citizens' common stock, equivalent to 20.9% of CFG's issued and outstanding common stock.

Following completion of the Offering, RBS will have fully divested its stake in Citizens and will therefore no longer consolidate CFG for regulatory reporting purposes. RBS expects its designee to resign from CFG's board of directors effective upon the completion of the Offering.

Goldman, Sachs & Co., Bank of America Merrill Lynch, Citigroup and JP Morgan are acting as joint underwriters for the Offering.

Notes:

The Offering is being made pursuant to an effective shelf registration statement, including a prospectus, filed by CFG with the U.S. Securities and Exchange Commission. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. These documents may be obtained for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the related prospectus supplement may be obtained from
Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; BofA Merrill Lynch, 222 Broadway, New York,
NY 10038, Attention: Prospectus Department or via email: dg.prospectus_requests@baml.com ; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); and J.P. Morgan
Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204.

For further information please contact:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors.
Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary